CHINA AOXING PHARMACEUTICAL COMPANY, INC.

444 Washington Boulevard, Unit 2424

Jersey City, NY 07310

201-420-1075

April 14, 2008

VIA EDGAR

Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: China Aoxing Pharmaceutical Company, Inc.

       Form 10-KSB for the fiscal year ended June 30, 2007

       File No. 001-32674

Dear Mr. Rosenberg:

I am writing in response to your letter to our Chairman, Zhenjiang Yue, dated February 29, 2008.  Responses are noted below the items noted by the Staff in your letter.

Management’s Discussion and Analysis, page 11

Results of Operations, page 11

1.

Please revise your disclosures to discuss underlying reasons for the changes of significant line items in your consolidated statement of operations, including the components of cost of sales.

Response:

The following disclosure will be added in the amendment to the 2007 Form 10-KSB that China Aoxing intends to file:

During the fiscal year ended June 30, 2007, the Company realized revenues of $1,938,639 from the sales of Naloxone Hydrochloride injectable and Shuanghuanglian Capsules.  The Company had no revenue during the year ended June 30, 2006. The initiation of revenue production represented a significant milestone in the Company’s history.  Revenues occurred due to the product launches of Shuanghuanglian Capsules in December 2006 as well as Naloxone Hydrochloride injectable in February 2007.

During the fiscal year ended June 30, 2007, the Company reported the cost of sales in the amount of $1,038,563, vs. no cost of sales during the year ended June 30, 2006.  The significant change in cost of sales was attributable to the fact that the Company was manufacturing the finished products of Naloxone Hydrochloride injectable and Shuanghuanglian Capsules in the fiscal year ended June 30, 2007.    The components of the cost of sales include the consumption of active pharmaceutical ingredient and chemicals, packaging material, direct labor cost as well as energy and utility expenditures.  As our sales increase, we expect that the cost of raw materials and packaging materials will increase proportionately.  On the other hand, our direct labor costs as well as energy and utility expenditures should grow at a slower rate than our sales, due to efficiencies of scale that we expect to realize.

The Company’s largest operational expense during the fiscal year ended June 30, 2007 was general and administrative expenses in the amount of $1,480,844.  The increase from the $447,946 in general and administration expense incurred in the fiscal year ended June 30, 2006 was primarily attributable to the fact that Hebei Aoxing is now introducing its products to the market, and has ramped up its staff for that purpose.  In fiscal year 2007 our total compensation expense was $703,724, compared to $_232,351_ in fiscal year 2006.  In addition, we are now incurring legal, accounting and bookkeeping fees in connection with our new reporting obligations as a public company.  On top of this, China Aoxing is now incurring expenses incidental to its status as a U.S. public company, such as the cost of maintaining a physical presence in the U.S. and expenses related to investor relations.

In addition to the increase of general administrative expenditures, the Company also reported increases in the following categories of expenses:

▪

research and development spending, which increased by 99% as we applied the proceeds of our Fall 2006 private placement to the development of an expanded line of products;

▪

interest, which increased by 56% due to the 25% increase in our total debt from June 30, 2006 to June 30, 2007 as well as the amortization as interest of certain costs incurred in connection with our Fall 2006 private placement; and

▪

depreciation, which increased by 71% due to new equipment put into service as the Company started to produce Naloxone Hydrochloride injectable and Shuanghuanglian Capsules in the fiscal year  ended June 30, 2007.

Note 1 – Business Description and Reverse Merger, page F-6

2.  Given your disclosure that you own 60% of Hebei, please tell us why no minority interest is presented in the financial statements.

Response:

Upon review, the Company has determined that disclosure of the minority interest in the financial statements is appropriate.  In the amendment to the 2007 Form 10-KSB that China Aoxing intends to file, we will disclose the minority interest in both the Balance Sheets and the Statements of Operations.

Note 2 – Summary of Significant Accounting Policies, page F-7

3.

Please refer to your disclosure regarding restricted shares issued to directors on page 21.  Please revise to disclose your accounting policy for share based payments and to provide the disclosures required by SFAS 123 (R).  Tell us where the compensation expense associated with the issuance of the restricted shares is recorded in the financial statements, and revise your disclosures as appropriate.

Response:

The following disclosure will be added to the accounting policies in the amendment to the 2007 Form 10-KSB that China Aoxing intends to file:

The Company accounts for share-based compensation in accordance with SFAS 123 R (Share-Based Payment) which was issued in December, 2004 to amend SFAS 123.  The statement concludes that services received from employees and directors in exchange for stock-based compensation results in a cost to the employer that must be recognized in the financial statements.  The cost of such awards is measured at fair value at the date of grant.

Upon issuance of restricted stock, prepaid expense is debited and equity is credited. Subsequently, compensation expense is debited as the prepaid expense is amortized. The cost is amortized in general and administrative expense

 The cost of the restricted stock is measured at fair value on the date of grant.

Note 8.  Convertible Debentures, page F-11

4.

Your disclosure in Note 8 indicates that the 8% convertible debentures are convertible into common stock at the greater of $5.00 per share or 75% of the average stock price over a five day period, but does not specify the conversion terms of the 10% debentures.  Based on your disclosure on page 11 (and similar disclosures in your SB-2 registration statement filed on February 2, 2007), it appears that the 10% debentures are convertible into common stock based on 75% of the stock price at the time of conversion.  Please revise your disclosures with respect to each debenture issuance to clarity the specific terms under which the debentures are convertible.

Response:

In the amendment to the 2007 Form 10-KSB that China Aoxing intends to file, we will add as the third paragraph of Note 8 the following text:

The holder of the 10% convertible debentures may convert the principal and accrued interest into the Company’s common stock at a conversion price equal to 75% of the highest closing bid price during the five trading days preceding conversion.  The principal and accrued interest will automatically convert into common stock on September 30, 2008 at that same conversion rate, if there is an effective registration statement that will permit public resale of the common shares.

5.

The convertible debenture agreements appear to represent material contracts; however we were unable to identify where the agreements were filed as material contract exhibits in accordance with Item 601 of Regulation S-B.  Please tell us why the debenture agreements have not been filed, or tell us where the agreements have previously been filed.

Response:

The form of the 10% convertible debenture was filed as Exhibit 10 to the Registration Statement on Form SB-2 filed on November 13, 2006.  In the amendment to the 2007 Form 10-KSB that China Aoxing intends to file, it will incorporate that filing by reference.  The form of the 8% convertible debenture has not previously been filed.  In the amendment to the 2007 Form 10-KSB that China Aoxing intends to file, it will be filed as an exhibit.

6.

Please tell us how you evaluated the embedded conversion features for each convertible debenture under paragraphs 12 and 60-61 of SFAS 133 to determine whether the conversion features should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings.  If you believe that the conversion features meet the criteria for bifurcation, tell us how you evaluated whether the scope exception in paragraph 11(a) of SFAS 133 was applicable, considering the relevant guidance in EITF 00-19 and EITF 05-02.  We note that each convertible debenture appears to include a variable conversion price, which would preclude the instrument from meeting the definition of conventional convertible in paragraph 4 of EITF 00-19.   In addition, since the number of shares of common stock that could be issued upon conversion of the 10% debentures appears to be indeterminate, provide us your analysis supporting why you are not required to classify the embedded conversion feature for these debentures as a liability under EITF 00-19.

Response:

The Company has evaluated the embedded conversion feature for each convertible debenture under SFAS 133 and has determined that this feature should be bifurcated from the host instrument.  Per paragraphs 60-61 of SFAS 133, we believe the economic characteristics and risks associated with the embedded conversion feature are not sufficiently related to the underlying contract, the convertible debenture, to warrant application of the scope exception.

In the amendments to the 2007 Form 10-KSB and subsequent 10-QSBs that China Aoxing intends to file, the financial statements will be modified to account for the embedded conversion features as liabilities under EITF 00-19.

7.

Please tell us how you evaluated the requirements of paragraphs 11-32 of EITF 00-19 to determine whether the warrants should be classified as liabilities, with changes in fair value recorded in earnings.  If the convertible debentures could result in the issuance of an indeterminate number of shares, please provide us your analysis supporting why liability classification for the warrants is not required under EITF 00-19.

Response:

The Company has evaluated the warrants under EITF 00-19 and determined that the warrants should not be classified as liabilities for the following reasons:

•

The agreement allows the company to deliver shares as part of a physical settlement.

•

The purchase option agreement includes no provision that could require net-cash settlement on the part of the Company.

•

The agreement allows the Company to deliver unregistered shares.

•

The company has sufficient authorized and unissued shares available to settle the shares underlying contract after considering all other commitments that may require the issuance of stock during the maximum period the option contract could remain outstanding.

•

The option agreement contains an explicit limit on the number of shares to be delivered in a share settlement.

•

There are no required cash payments to the option holder in the event the Company fails to make timely filings with the SEC.

•

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

•

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

•

There is no requirement in the contract to post collateral at any point or for any reason.

8.

Please provide us your analysis with reference to authoritative guidance supporting your recording deferred interest in an amount equal to the fair value of the warrants and amortizing this amount over the term of the convertible debentures

Response:

On March 5, 2008, the registrant filed a Current Report on Form 8-K in which it stated that it intends to file an amended Form 10-KSB to restate the originally issued financial statements so as to be in compliance with APB 14, paragraphs 15 and 16, and EITF 98-5.  Such restatement would, among other things, allocate the proceeds received from the sale of the debentures between the convertible preferred stock and the warrants based on their relative fair values, and would classify the amount allocated to the warrants as additional paid-in capital.

Certifications, Exhibit 31

9.

Please revise your certifications to include the correct Exchange Act Rule reference for disclosure controls and procedures.

Response:

In the amendment to the 2007 Form 10-KSB that China Aoxing intends to file, the certification will be modified to reference Exchange Act Rules 13a-15(e) and 15d-15(e) with respect to disclosure controls and procedures.

Acknowledgement

The undersigned, as Senior Vice President of China Aoxing Pharmaceutical Company, Inc., hereby acknowledges that:

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 China Aoxing Pharmaceutical Company, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

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China Aoxing Pharmaceutical Company, Inc. may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Hui Shao

Hui Shao

Senior Vice President